============================================================================

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              ----------------
                   SAFETY COMPONENTS INTERNATIONAL, INC.
                              (NAME OF ISSUER)
                              ----------------
                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
                       (TITLE OF CLASS OF SECURITIES)
                              ----------------
                                   786474
                   (CUSIP NUMBER OF CLASS OF SECURITIES)

                              ----------------
                               ANDREW SUTTON
                 BRERA CAPITAL PARTNERS LIMITED PARTNERSHIP
                        712 FIFTH AVENUE, 34TH FLOOR
                          NEW YORK, NEW YORK 10019
        (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                    RECEIVE NOTICES AND COMMUNICATIONS)

                                  COPY TO:
                            PETER C. KRUPP, ESQ.
              SKADDEN, ARPS, SLATE, MEAGHER & FLOM (ILLINOIS)
                           333 WEST WACKER DRIVE
                          CHICAGO, ILLINOIS 60606
                               (312) 407-0700

                               MARCH 31, 1999

     (DATE OF EVENT WHICH REQUIRES FILING OF STATEMENT ON SCHEDULE 13D)

----------------

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

=============================================================================




CUSIP No.  786474                 13D               Page 2 of 18 Pages
-----------------------------------------------------------------------------


       NAMES OF REPORTING PERSONS: BCP INVESTORS, LLC
  1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
-----------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
             (a)  |(b)  |_|
-----------------------------------------------------------------------------
  3    SEC USE ONLY

-----------------------------------------------------------------------------
  4    SOURCE OF FUNDS:
             AF
-----------------------------------------------------------------------------

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                              |_|
-----------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION:
             STATE OF DELAWARE
-----------------------------------------------------------------------------

         NUMBER OF              7   SOLE VOTING POWER
           SHARES                        NONE
        BENEFICIALLY          -----------------------------------------------
          OWNED BY              8   SHARED VOTING POWER
            EACH                    4,696,910
         REPORTING            -----------------------------------------------
           PERSON               9   SOLE DISPOSITIVE POWER
            WITH                    NONE
                              -----------------------------------------------
                               10   SHARED DISPOSITIVED POWER
                                      2,659,134 SEE ITEM 5
-----------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             2,659,134  SEE ITEM 5

-----------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES |X|

-----------------------------------------------------------------------------
  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             35.6%

-----------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
             OO

-----------------------------------------------------------------------------



CUSIP No.  786474                 13D      Page 3 of 18 Pages
-----------------------------------------------------------------------------


       NAMES OF REPORTING PERSONS: BRERA CAPITAL PARTNERS LIMITED PARTNERSHIP
  1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
-----------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
             (a)  |(b)  |_|
-----------------------------------------------------------------------------
  3    SEC USE ONLY

-----------------------------------------------------------------------------
  4    SOURCE OF FUNDS:
             WC
-----------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                               |_|
-----------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION:
             STATE OF DELAWARE
-----------------------------------------------------------------------------

         NUMBER OF             7   SOLE VOTING POWER
           SHARES                       NONE
        BENEFICIALLY         -----------------------------------------------
          OWNED BY             8   SHARED VOTING POWER
            EACH                   4,696,910 SEE ITEM 5
         REPORTING           -----------------------------------------------
           PERSON              9   SOLE DISPOSITIVE POWER
            WITH                   NONE
                             -----------------------------------------------
                              10   SHARED DISPOSITIVED POWER
                                     2,659,134 SEE ITEM 5
-----------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             2,659,134  SEE ITEM 5
-----------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
     |X|
-----------------------------------------------------------------------------
  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             35.6%
-----------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
             HC AND PN
-----------------------------------------------------------------------------



CUSIP No.  786474                 13D      Page 4 of 18 Pages
-----------------------------------------------------------------------------
       NAMES OF REPORTING PERSONS: BRERA SCI, LLC
  1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
-----------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
             (a)  |(b)  |_|
-----------------------------------------------------------------------------
  3    SEC USE ONLY

-----------------------------------------------------------------------------
  4    SOURCE OF FUNDS:
             AF
-----------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                               |_|
-----------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION:
             STATE OF DELAWARE
-----------------------------------------------------------------------------

         NUMBER OF            7   SOLE VOTING POWER
           SHARES                      NONE
        BENEFICIALLY        -----------------------------------------------
          OWNED BY            8   SHARED VOTING POWER
            EACH                  4,696,910 SEE ITEM 5
         REPORTING          -----------------------------------------------
           PERSON             9   SOLE DISPOSITIVE POWER
            WITH                  NONE
                            -----------------------------------------------
                             10   SHARED DISPOSITIVED POWER
                                    2,659,134 SEE ITEM 5
-----------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             2,659,134  SEE ITEM 5
-----------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES |X|
-----------------------------------------------------------------------------
  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             35.6%
-----------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
             HC AND OO
-----------------------------------------------------------------------------



CUSIP No.  786474                 13D      Page 5 of 18 Pages
-----------------------------------------------------------------------------

       NAMES OF REPORTING PERSONS: ALBERTO CRIBIORE
  1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
-----------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
             (a)  |(b)  |_|
-----------------------------------------------------------------------------
  3    SEC USE ONLY

-----------------------------------------------------------------------------
  4    SOURCE OF FUNDS:
             PF and AF
-----------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                             |_|
-----------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION:
             ITALY
-----------------------------------------------------------------------------

         NUMBER OF            7   SOLE VOTING POWER
           SHARES                      NONE
        BENEFICIALLY        -----------------------------------------------
          OWNED BY            8   SHARED VOTING POWER
            EACH                  4,696,910 SEE ITEM 5
         REPORTING          -----------------------------------------------
           PERSON             9   SOLE DISPOSITIVE POWER
            WITH                  NONE
                            -----------------------------------------------
                             10   SHARED DISPOSITIVED POWER
                                    2,659,134 SEE ITEM 5
-----------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             2,659,134  SEE ITEM 5
-----------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES |X|

-----------------------------------------------------------------------------
  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             35.6%
-----------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
             IN

-----------------------------------------------------------------------------



CUSIP No.  786474                 13D      Page 6 of 18 Pages
-----------------------------------------------------------------------------


       NAMES OF REPORTING PERSONS: GORDON MCMAHON
  1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
-----------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
             (a)  |(b) |_|
-----------------------------------------------------------------------------
  3    SEC USE ONLY

-----------------------------------------------------------------------------
  4    SOURCE OF FUNDS:
             PF and AF
-----------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                             |_|
-----------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION:
             ITALY
-----------------------------------------------------------------------------

         NUMBER OF             7   SOLE VOTING POWER
           SHARES                       NONE
        BENEFICIALLY         -----------------------------------------------
          OWNED BY             8   SHARED VOTING POWER
            EACH                   4,696,910 SEE ITEM 5
         REPORTING           -----------------------------------------------
           PERSON              9   SOLE DISPOSITIVE POWER
            WITH                   NONE
                             -----------------------------------------------
                              10   SHARED DISPOSITIVED POWER
                                     2,659,134 SEE ITEM 5
-----------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             2,659,134  SEE ITEM 5
-----------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES |X|

-----------------------------------------------------------------------------
  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             35.6%
-----------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
             IN
-----------------------------------------------------------------------------




CUSIP No.  786474                 13D      Page 7 of 18 Pages
-----------------------------------------------------------------------------


       NAMES OF REPORTING PERSONS: JUN TSUSAKA
  1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
-----------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
             (a)  |(b)  |_|
-----------------------------------------------------------------------------
  3    SEC USE ONLY

-----------------------------------------------------------------------------
  4    SOURCE OF FUNDS:
             PF and AF

-----------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                               |_|
-----------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION:
             JAPAN
-----------------------------------------------------------------------------

         NUMBER OF            7   SOLE VOTING POWER
           SHARES                      NONE
        BENEFICIALLY        -----------------------------------------------
          OWNED BY            8   SHARED VOTING POWER
            EACH                  4,696,910 SEE ITEM 5
         REPORTING          -----------------------------------------------
           PERSON             9   SOLE DISPOSITIVE POWER
            WITH                  NONE
                            -----------------------------------------------
                             10   SHARED DISPOSITIVED POWER
                                    2,659,134 SEE ITEM 5
-----------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             2,659,134  SEE ITEM 5
-----------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES |X|

-----------------------------------------------------------------------------
  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             35.6%
-----------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
             IN
-----------------------------------------------------------------------------


Item 1.  Security and Issuer.

      This statement on Schedule 13D (this "Statement" or the "Schedule 13D") relates to the common stock, par value $0.01 per share (the "Common Stock"), of Safety Components International, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 2160 N. Central Road, Fort Lee, New Jersey 07024.

Item 2.  Identity and Background.

      (a) - (c), (f) This Statement is being filed by BCP Investors, LLC, a Delaware limited liability company ("Brera LLC"), Brera Capital Partners Limited Partnership, a Delaware limited partnership ("Brera Partners"), and Brera SCI, LLC, a Delaware limited liability company ("Brera SCI") and Alberto Cribiore, Gordon McMahon and Jun Tsusaka, the members of Brera LLC (the "Executive Personnel"). Brera LLC, Brera Partners, Brera SCI and the Executive Personnel are collectively referred to herein as the "Filing Parties." The Filing Parties are making this single, joint filing because they are controlled by the same controlling persons. The address of the principal business and office of each of the Filing Parties is 712 Fifth Avenue, New York, New York 10019.

      Brera LLC is the general partner of Brera Partners. Brera Partners is engaged in the business of making and managing investments in public and private corporations. Brera SCI has been organized to effect the proposed transactions described under Item 4 below and has not engaged in any activities other than those incident to its formation and such proposed transactions.

      The principal occupation of each of the Executive Personnel is the management of Brera LLC and its affiliates, the principal business of which is making and managing investments in public and private corporations.
Mr. Cribiore is an Italian citizen. Mr. McMahon is a United States citizen. Mr. Tsusaka is a Japanese citizen.

      Unless otherwise defined herein, all capitalized terms used in this Statement shall have the meanings attributed to them in the Investment Agreement, dated as of March 31, 1999, between Brera SCI and the Company, and attached hereto as Exhibit (a)(2) (the "Investment Agreement").

      (d) - (e) During the past five years, none of Brera LLC, Brera Partners, Brera SCI or any of the Executive Personnel have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

      As more fully, described under Item 4 below, Brera SCI and the Company have entered into the Investment Agreement pursuant to which Brera SCI has agreed to purchase the Series A Preferred Stock (as defined below) for aggregate consideration of $28 million in cash. Brera SCI also has entered into a Purchase Agreement, dated as of March 31, 1999, between Brera SCI and Francis X. Suozzi, one of the Company's directors, and attached hereto as Exhibit (a)(6) (the "Purchase Agreement"), to purchase 325,801 shares of Common Stock from Mr. Suozzi for $3,258,010. Pursuant to the Investment Agreement, Brera SCI will enter into a stockholders agreement with Robert A. Zummo pursuant to which, under certain circumstances, Brera SCI will purchase up to $2,000,000 of Common Stock from Mr. Zummo. It is currently anticipated that the funds required for the purchase of Securities by the Filing Parties will be obtained from financing commitments available to the Filing Parties and their affiliates.

Item 4.  Purpose of Transaction.

      On March 31, 1999, Brera SCI and the Company entered into the
Investment Agreement providing for, among other things, the purchase by Brera SCI from the Company of 28,000 shares of the Company's Series A Convertible Preferred Stock, $0.10 par value (the "Series A Preferred
Stock"), which is convertible at the initial Conversion Price of $12 per share, subject to adjustment as provided in the Certificate of Designations with respect to the Series A Preferred Stock, into approximately (i) 2,333,333 shares of Common Stock, or (ii) 2,333 shares of Series B Junior Participating Stock of the Company $0.10 par value per share (the "Junior Preferred Stock").

      Series A Preferred Stock. The Series A Preferred Stock will rank senior to the Company's Common Stock and its Junior Preferred Stock and will have a liquidation preference of $1,000 per share (plus accumulated and unpaid dividends), and will accumulate dividends prior to the third anniversary of its original issuance at a rate of 8.0% per annum and, after such date, at a rate of 6.0% per annum in each case, payable in kind or in cash. Dividends on the Series A Preferred Stock are cumulative. The Series
A Preferred Stock will be mandatorily redeemable at a price equal to its liquidation preference on the ninth anniversary of its original issuance.
In addition, the shares of Series A Preferred Stock may be redeemed at the option of the Company, in whole and not in part, at a price equal to 108%, 104% and 100% of its liquidation preference following the third, fourth and fifth anniversaries, respectively. Following a change of control of the Company, the Series A Preferred Stock is redeemable at the option of the holder at a price equal to 101% of the liquidation preference. For so long as the Series A Preferred Stock is outstanding, the Company will not, subject to certain exceptions specified therein, pay any dividends or make any other payment in respect of, or redeem any securities of the Company junior to or on parity with, the Series A Preferred Stock, unless all accumulated and unpaid dividends on the Series A Preferred Stock have been paid or for which payment has been provided.

      The Series A Preferred Stock will have the same voting rights as the Common Stock into which such Series A Preferred Stock is convertible from time to time. The voting rights and the conversion rights of the Series A Preferred Stock will be limited to ensure that the terms of such stock do not violate the rules and regulations of The Nasdaq National Market (the "Nasdaq Cap") and do not cause a Change of Control as defined in the Company's Indenture (the "Sub-Debt Cap" and together with the Nasdaq Cap, the "Caps"). Accordingly, the Series A Preferred Stock initially will be convertible into the lesser of (i) 18.0% of the Company's Common Stock or
(ii) such lesser amount necessary to prevent violating the rules and regulations of the NASD with the rest convertible into Junior Preferred
Stock (which is substantially similar to the Company's Common Stock but has only those voting rights required by law) until the issuance of Common Stock above the NASDAQ cap is approved by the Company's shareholders (the "Shareholders Approval"). The Company has agreed to seek the Shareholder Approval at a meeting of shareholders to be held as soon as practicable but in not event more than six months from the Closing Date and at each meeting of its shareholders thereafter until the Shareholder Approval is obtained. Brera SCI has entered into agreements with two significant shareholders of the Company (who, together with Brera SCI, will control over 50% of the Common Stock voting rights) pursuant to which such shareholders have agreed to vote for the Shareholder Approval. Upon the occurrence of the Shareholder Approval, the Nasdaq Cap will no longer be applicable and Brera SCI will have voting rights substantially similar to those described above with respect to all of the Series A Preferred Stock subject only to the Sub-Debt Cap which currently would limit Brera SCI's voting rights and conversion rights to 49.9% of the Company's outstanding Common Stock (which will not have any effect unless Brera SCI acquires more Common Stock or the initial conversion ratio of the Series A Preferred Stock is adjusted).

      The Series A Preferred Stock initially will be convertible from time to time into shares of Common Stock at an initial conversion price (the "Conversion Price") of $12 per share (subject to antidilution adjustments). The initial Conversion Price shall be adjusted on the 25th trading day following the filing by the Company of its annual report on Form 10-K for the year ended March 31, 2000 (the "Adjustment Date"). The Conversion Price will be derived from a formula set forth in Annex A to the Certificate of Designations of the Series A Preferred Stock (included as Exhibit 3 hereto) which is based on the Company's EBITDA derived from its Form 10-K for the year ended March 31, 2000. The final Conversion Price based on the foregoing formula will be between $14 and $3 per share (which Conversion Price range would give Brera SCI the right to convert the Series A Preferred Stock, subject to the Caps described above, into 2,000,000 shares of Common Stock at $14 per share to 9,333,333 shares of Common Stock at $3 per share) (subject to antidilution adjustments). The Series A Preferred Stock contains customary antidilution protections with respect to future stock dividends, stock splits, reverse splits, issuances of Common Stock and rights to purchase Common Stock below the then-current market price, special dividends, reclassifications of Common Stock, tender or exchange offers, mergers and sales of assets, and similar actions. In the event that not all of the Series A Preferred Stock is convertible into Common Stock because of the application of a Cap, the amount over the applicable Cap may be converted into Junior Preferred Stock at the option of the holder.

      Governance. The Investment Agreement provides that the Company will adopt amended by-laws (the "By-Laws"). The By-Laws provide for the following provisions, effective as of the Closing Date as defined in the Investment Agreement (the "Effective Date") and terminating upon the expiration of the Preferred Stock Period (as defined in the By-Laws): (a) on the Effective Date, the Board of Directors will be expanded to six directors and initially will include a director designated by the holder of the Series A Preferred Stock (the "Preferred Stock Designee"); (b) on the date of the Shareholder Approval, subject to (d) below, the Board of Directors will be expanded to eight directors and initially will include three Preferred Stock Designees (one in each class); (c) on the day after the Adjustment Date and assuming that Shareholder Approval has been obtained, subject to (d) below, the Board of Directors will be expanded to ten directors and initially will include five Preferred Stock Designees spread among the three classes; (d) in the event that the terms of the Series A Preferred Stock require an increase or decrease in the size of the Board of Directors in order to add or remove one or more additional Preferred Stock Designees upon the occurrence of certain events set forth in the Certificate of Designations with respect to the Series A Preferred Stock, then the size of the Board of Directors automatically and without further action by the Company, the Board of Directors or the stockholders of the Company shall be expanded or reduced to a number of directors sufficient to permit such Preferred Stock Designees to be added to the Board of Directors or to eliminate vacancies in the event the size of the Board is reduced; and (e) during the Preferred Stock Period, the Chairman of the Board of Directors will be designated by a majority of the Preferred Stock Designees.

      The Board of Directors will have a standing Compensation Committee, a standing Audit Committee and a standing Nominating Committee. During the Preferred Stock Period (as defined in the amended By-Laws), all actions of the Audit Committee and the Compensation Committee require the approval of a majority of the respective committee's members, including the approval of at least one Preferred Stock Designee. During the Preferred Stock Period, the Company may not enter into transaction with affiliates without the prior approval of the Audit Committee. During the Preferred Stock Period, any Executive Committee of the Company will be comprised of an equal number of Preferred Stock Designees and Corporation Designees.

      In addition, the terms of the Series A Preferred Stock will provide that if the Company defaults in its obligation to pay dividends for six consecutive quarterly periods or in its obligation to redeem shares of Series A Preferred Stock or has a ratio of Consolidated EBITDA to Consolidated Fixed Charges below specified amounts for any of the three month, six month, nine month and twelve month periods ended June 26, 1999, September 25, 1999, December 25, 1999 and March 25, 2000,
respectively, then the Board shall be increased to eleven (11) directors and the holders of the Series A Preferred Stock and Junior Preferred Stock, voting together as a single class, will be entitled to elect six of the eleven directors (in addition to the Preferred Stock Designees) until such time as certain conditions are met by the Company.

      The Investment Agreement also contains covenants which restrict the ability of the Company to take certain significant actions without the consent of Brera SCI, including amending its charter documents, mergers, consolidations and certain issuances of equity securities, acquisitions and dispositions of material amounts of assets, incurring material amounts of additional debt, entering into any material amendment to its debt documents, changing its accounting methods or taking other similar actions. These restrictive covenants will terminate at the Closing of the transactions contemplated by the Investment Agreement. At such time, however, similar restrictions will be imposed by the Company's By-Laws, as amended at such time.

      Stockholders Agreement. The Investment Agreement contemplates that Brera SCI and Robert A. Zummo, the Chief Executive Officer of the Company and the owner of 976,576 shares of Common Stock will enter into a Stockholder Agreement pursuant to which (i) Mr. Zummo will agree not to transfer any of his Common Stock except for estate planning purposes and except that Brera SCI has agreed under certain circumstances to purchase prior to the first anniversary of the Closing Date up to $2,000,000 of Mr. Zummo's Common Stock at an initial price of $12.00 per share (subject to adjustment on substantially the same terms as any adjustment to the Conversion Price of the Series A Preferred Stock); (ii) Brera SCI has granted Mr. Zummo the right to sell his Common Stock on a pro rata basis and on substantially the same terms as any sale of Common Stock by Brera
SCI; and (iii) Brera SCI and Mr. Zummo have agreed to vote their respective shares of Common Stock to amend the By-Laws in the form attached to the Investment Agreement, to elect to the Board of Directors those nominees designated by Brera SCI and Mr. Zummo and to increase the authorized number of shares of the Company's Common Stock to 30,000,000. In addition, Mr. Zummo granted Brera SCI a right of first refusal with respect to his shares for a period of three years from Closing.

      Standstill Provisions. The Investment Agreement provides that Brera SCI and its affiliates will not, without the prior approval of the Board of Directors, acquire, seek, propose or offer to acquire or agree to acquire Beneficial Ownership of additional Voting Securities prior to the first anniversary of the Closing Date or in an amount which, when taken together with all other Voting Securities owned by Brera SCI, would cause Brera SCI to own more than the greater of (i) 49.9% of the Voting Securities of the Company or (ii) the amount of Common Stock into which the Series A Preferred Stock could be converted but for the Sub-Debt Cap Amount. Notwithstanding the foregoing, Brera SCI is permitted at any time to acquire Affiliate Shares and to acquire or to make a tender offer seeking to acquire Beneficial Ownership of all of the outstanding shares of Common Stock not then owned by Brera SCI and its Affiliates made on the same terms to each holder of such Common Stock.

      The Investment Agreement provides that the Company shall not adopt any stockholder rights plan or similar device which would have an adverse effect on Brera SCI and its Affiliates based solely upon Brera SCI and its Affiliates holding the Series A Preferred Stock, the Junior Preferred Stock or the Common Stock acquired in the transactions contemplated by the Investment Agreement or additional Voting Securities acquired in transactions permitted by Section 4.1(a) of the Investment Agreement.

      Conditions to Closing. The obligation of Brera SCI to purchase the Series A Preferred Stock is subject to the satisfaction and waiver of certain conditions including, among other things, the receipt of applicable regulatory approvals, the nonoccurrence of a Material Adverse Effect (as defined in the Investment Agreement), and the amendment by the Company of senior debt financing documents prior to the closing of the transactions contemplated by the Investment Agreement (the "Closing").

      Termination. The Investment Agreement may be terminated by either Brera SCI or the Company if the Closing has not occurred on or before May 15, 1999; any governmental entity has issued a judgment, injunction, order or decree or taken other action enjoining the transactions contemplated by the Investment Agreement; or Brera SCI and the Company mutually agree in writing. Brera SCI may also terminate the Investment Agreement if the Company enters into any agreement, understanding or arrangement regarding an Alternative Proposal or Control Transaction (each as defined in the Investment Agreement) in which case the Company will pay Brera SCI an Alternative Transaction Fee.

      Assignment of Rights. The Investment Agreement provides that Brera SCI may assign its rights under the Investment Agreement to its affiliates prior to the Closing.

      Registration Rights Agreement. Concurrently with or prior to the Closing, the Company and Brera SCI will enter into a registration rights agreement (the "Registration Rights Agreement"), pursuant to which the Company agrees to establish two shelf registrations for limited periods upon demand by Brera SCI for the resale by Brera SCI and its affiliates of the Common Stock and the Junior Preferred Stock and any combination of the foregoing. In addition, the Company has granted to Brera SCI certain "demand" and "piggyback" registration rights with respect to such securities. These registration rights are subject to certain customary blackout and cutback provisions, and are accompanies by customary indemnification provisions.

      Voting Agreements. Pursuant to the Investment Agreement, each of Robert A. Zummo and Cramer Rosenthal McGlynn, Inc. has entered into a voting agreement with Brera SCI pursuant to which Mr. Zummo and Cramer Rosenthal McGlynn, Inc. each agreed to vote (i) for the approval of the vesting of full voting rights in the Series A Preferred Stock, (ii) the issuance of Common Stock upon the exercise of the Series A Preferred Stock's conversion rights and (iii) increasing the number of authorized shares of Common Stock to 30,000,000 shares (collectively, the "Voting Agreements"). Each of Mr. Zummo and Cramer Rosenthal McGlynn, Inc. has granted Brera SCI a limited irrevocable proxy to vote its respective shares of Common Stock in accordance with the Voting Agreement.

      Employment Agreements. The Investment Agreement contemplates that the Company has entered or will enter into new or amended employment agreements with Robert A. Zummo (the chief executive officer of the Company) and Jeffrey J. Kaplan (the chief financial officer of the Company) and a chief operating officer and president reasonably acceptable to Brera SCI (currently contemplated to be John C. Corey).

      General. The provisions of the Investment Agreement (including the forms of certificates of designation with respect to the Series A Preferred Stock and Junior Preferred Stock attached as exhibits thereto), the amended By-Laws, the Registration Rights Agreement, the Stockholders Agreement and the Voting Agreements are set forth in full in those documents which are filed as Exhibits 2 through 10 to this Schedule, and which are incorporated herein in their entirety by this reference in response to this Item. Through its rights set forth in such agreements and as the owner of a substantial amount of Common Stock, the Filing Parties may have the ability to influence or control the election of the Company's directors, the operations of the Company and other actions requiring shareholder approval, including certain fundamental corporate transactions such as a merger or sale of substantially all of the assets of the Company. The foregoing description of the terms and provisions of these documents is a summary only, and is qualified in its entirety by reference to such documents.

      Subject to the restrictions described above, the Filing Parties may, from time to time, subject to developments with respect to the Company and market conditions, consider and explore the purchase or sale of Common Stock or other securities of the Company.

      Brera LLC, as the general partner of Brera Partners, will evaluate the Company's businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional shares of Company's Common Stock will be acquired. Additional shares of Common Stock may be acquired in the open market or in privately negotiated transactions, or some or all of the shares of the Company's Common Stock beneficially owned by the filing parties may be sold. Except as set forth herein, the Filing Parties do not have any plans or proposals which would relate to or result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D; however, as part of their ongoing review of investment alternatives, the Filing Parties may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Filing Parties may hold discussions with or make formal proposals to management or the board of directors, other shareholders of the Company or other third parties regarding such matters. In addition, the Preferred Stock Designees, in their capacity as members of the Board, may, from time to time, propose that the Board consider one or more of such actions.

Item  5.  Interest in Securities of the Issuer.

      (a), (b) As of the date hereof, none of the Filing Parties holds of record any shares of Common Stock or other securities of the Company. However, by virtue of the execution of the Investment Agreement and the Purchase Agreement, the Filing Parties may be deemed to beneficially own up to 2,659,134 shares of Common Stock, representing in the aggregate approximately 35.6% of the outstanding shares of Common Stock (based on the number of shares of Common Stock represented by the Company in the Investment Agreement to be outstanding as of March 31, 1999 plus such 2,659,134 shares). Pursuant to the Voting Agreements, Brera SCI has the ability to vote an additional 2,037,776 shares of Common Stock with respect to the matters set forth therein and pursuant to the Stockholders Agreement Brera SCI has a right of first refusal with respect to 976,576 shares of Common Stock owned by Robert A. Zummo. The Filing Parties disclaim beneficial ownership of such shares.

      (c) Except as described herein, no transactions in shares of Common Stock were effected during the past 60 days by the Filing Parties or to the best of their knowledge, any of the individuals identified in Item 2.

      (d) Not applicable.

      (e) Not applicable.

Item 6 Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

      Except as set forth in this statement, to the best knowledge of the Filing Parties, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, joint ventures, loan or options arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

Item 7  Material to be Filed as Exhibits

Exhibit 1 Joint Filing Agreement, dated as of April 12, 1999 among Brera LLC, Brera Partners and Brera SCI.

Exhibit 2 Investment Agreement, dated as of March 31, 1999 by and between Brera SCI and Safety Components International, Inc.

Exhibit 3 Certificate of Designations of Series A Convertible Preferred Stock (attached as Exhibit A to the Investment Agreement).

Exhibit 4 Certificate of Designations of Series B Junior Participating Preferred Stock (attached as Exhibit B to the Investment Agreement).

Exhibit 5 Amended By-Laws, to be dated as of closing, by and between Robert A. Zummo and Brera SCI (attached as Exhibit C to the Investment Agreement).

Exhibit 6 Registration Rights Agreement, to be dated as of closing, by and between Safety Components International, Inc. and Brera SCI.

Exhibit 7   Stockholder Agreement (attached as Exhibit H to the
            Investment Agreement).

Exhibit 8 Voting Agreement, dated as of March 31, 1999, by and between Robert A. Zummo and Brera SCI.

Exhibit 9 Voting Agreement, dated as of March 31, 1999, by and between Cramer Rosenthal McGlynn, Inc. and Brera SCI.

Exhibit 10 Purchase Agreement, dated as of March 31, 1999, by and among Brera SCI and Francis X. Suozzi.



                                 SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   April 9, 1999


                                    BRERA SCI, LLC

                                    By:   /s/ Jun Tsusaka
                                       -----------------------------------
                                    Name:  Jun Tsusaka
                                    Title:  Authorized Signatory


                                    BRERA CAPITAL PARTNERS LIMITED
                                    PARTNERSHIP

                                    By:   Brera Investors, LLC, its General
                                          Partner

                                    By:     /s/ Jun Tsusaka
                                       ---------------------------------------
                                    Name:  Jun Tsusaka
                                    Title: Member


                                    BCP INVESTORS, LLC

                                    By:    /s/ Jun Tsusaka
                                       ---------------------------------------
                                    Name: Jun Tsusaka
                                    Title: Member


                                    ALBERTO CRIBIORE


                                    /s/ Alberto Cribiore
                                    ------------------------------------------


                                    GORDON MCMAHON


                                    /s/ Gordon McMahon
                                    ------------------------------------------


                                    JUN TSUSAKA


                                    /s/ Jun Tsusaka
                                    ------------------------------------------



                               EXHIBIT INDEX

Exhibit
Number      Exhibit

Exhibit 1 Joint Filing Agreement, dated as of April 12, 1999 among Brera LLC, Brera Partners and Brera SCI.

Exhibit 2 Investment Agreement, dated as of March 31, 1999 by and between Brera SCI and Safety Components International, Inc.

Exhibit 3 Certificate of Designations of Series A Convertible Preferred Stock (attached as Exhibit A to the Investment Agreement).

Exhibit 4 Certificate of Designations of Series B Junior Participating Preferred Stock (attached as Exhibit B to the Investment Agreement).

Exhibit 5 Amended By-Laws, to be dated as of closing, by and between Robert A. Zummo and Brera SCI (attached as Exhibit C to the Investment Agreement).

Exhibit 6 Registration Rights Agreement, to be dated as of closing, by and between Safety Components International, Inc. and Brera SCI.

Exhibit 7   Stockholder Agreement (attached as Exhibit H to the
            Investment Agreement).

Exhibit 8 Voting Agreement, dated as of March 31, 1999, by and between Robert A. Zummo and Brera SCI.

Exhibit 9 Voting Agreement, dated as of March 31, 1999, by and between Cramer Rosenthal McGlynn, Inc. and Brera SCI.

Exhibit 10 Purchase Agreement, dated as of March 31, 1999, by and among Brera SCI and Francis X. Suozzi.